Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ITS MANAGERS ON OCTOBER 19, 2006:

Managers in the Know Newsflash: Talking Points

For Internal Distribution Only

McDATA Managers,

As part of our efforts to equip you with information, attached are some approved talking points regarding the transaction. Feel free to use this information in your staff meetings with your Team Members.

Remember: As leaders, it’s important for you to communicate regularly with your teams. If you or your Team Members have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of

Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Managers in the Know: Transaction Talking Points (October 2006)

•	We continue to move forward with the transaction. As you saw recently, Employee Communications published an outline of the steps to close the transaction. It’s good information, make sure to refer to it.

•	Our integration teams, led by Tim Graumann on the McDATA side, continue to make progress with their Brocade counterparts.

•	As a reminder, if you are asked to do things as part of the integration process, please make sure to work through the appropriate lead for your organization. These individuals are your primary contact and need to manage all integration-related tasks for their organization.

•	When Mike Klayko visited McDATA offices he talked about the benefits of the transaction. In fact, both companies believe that this integration positions customers, partners, and shareholders with the best value from two strong enterprises.

•	Here’s how customers benefit:

•	Interoperability and unified SAN management

•	Greater breadth of products and services

•	Natural convergence at next generation of product — one platform that will provide investment protection for both companies’ installed bases

•	Accelerated innovation for customer solutions

•	Lower total cost of ownership

•	Here’s how OEM and Channel Partners benefit:

•	More compelling and complete set of solutions

•	Increased ability to provide high value support, services and coverage for customers; greater customer satisfaction

•	Accelerated development and delivery of differentiated products and services

•	Lower cost of doing business (fewer SKUs, more efficient qualifications, etc.)

•	Here’s how shareholders benefit:

•	Significant cost synergies (both COGS and OpEx)

•	Scale: installed base, field presence, R&D, services

•	Accelerated innovation and better positioning for the growing and evolving opportunities in the “next-generation” data center

•	In fact, many customers and partners have shared their feedback praising the proposed transaction and the value it will bring.

•	Until the transaction closes, McDATA will continue to operate and to compete with Brocade as separate companies. That means we have to focus on revenue and customer service.

•	Also, continue to send your questions via the Speaker Box. We just ask that you be patient given that not all answers are known and any published communications, including Q&As, must go through a through review process.

•	As a reminder, until the deal closes, you CAN NOT:

•	Collaborate or communicate with Brocade sales or marketing regarding existing or prospective customers/partners, or pricing related matters (including joint sales or marketing calls with third parties)

•	Stop competing with all of our competitors (including Brocade)

•	Speak with press or analysts without direct permission from Jil Backstrom/Renee Lyall

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.